FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 10, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Appt of Non-Exec Director dated
              10 February, 2004



9 February 2004


                              British Energy plc

NEW INDEPENDENT NON-EXECUTIVE DIRECTOR,
PROPOSED BY AD HOC COMMITTEE OF THE BONDHOLDERS, APPOINTED TO THE BOARD

British Energy announced today that John Delucca has been appointed as an Independent Non-Executive Director of the Company with immediate effect.

In its recent Interim Results, the Company stated that, under the terms of the proposed restructuring, it was looking to appoint two further Independent Non-Executive Directors from candidates proposed by the Ad Hoc Committee of its Bondholders. Following an independent review of his appointment, Mr Delucca was nominated to the Board by the Company's Nominations Committee.

Adrian Montague, Chairman of British Energy plc said;

"Alongside its financial restructuring, British Energy faces very significant challenges in improving its operational effectiveness, and I am pleased to welcome John Delucca to the Company at this very important time."

"John Delucca has a wealth of skills which will benefit the Company. John has an impressive track record in successfully recapitalising and restructuring companies, and I welcome him to the Board of British Energy"

There is no information required to be disclosed under paragraphs 6.F.2(b)to (g) of the Listing Rules

Contacts

Andrew Dowler                                        Paul Heward
Financial Dynamics                                   Investor Relations
020 7831 3113                                        01355 262 201

Notes for Editors:

John J. Delucca is Chief Financial Officer for the private financial consulting group REL Consultancy Group. He is currently a Director and Chairman of the Audit Committee of the Elliott Company, Enzo Biochem Inc and ITC Deltacom.

He was previously an Executive Committee Member of Coty Inc (1998-2002) where he had overall responsibility for all finance and administrative functions, restructured and downsized the Latin America operations and completed the recapitalisation and refinancing of the company. Prior to that John Delucca was Senior Vice President and Treasurer of RJR Nabisco (1993-1998) where he was instrumental in the implementation of one of the largest corporate recapitalisations at RJR Nabisco. Prior to this he held the following positions; Managing Director and CFO at Hascoe Associates (1991-1993), President and CFO at The Lexington Group (1990-1991), Senior Vice President (Finance) and Managing Director at The Trump Group (1998-1990), Senior Vice President (Finance)/ CFO at International Controls Corporation, Vice President and Treasurer at Textron Corporation (and predecessor companies) (1972-1986), Assistant Vice President at USLIFE Corporation (1969-1972) and Investment Analyst at Mutual Benefit Life Insurance Company (1966-1969).


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 10, 2004                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations